                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                 (Rule 13d-101)

                 Under the Securities Exchange Act of 1934

                                 IDT Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   448947-10-1
           --------------------------------------------------------
                                 (CUSIP Number)

                              Joyce J. Mason, Esq.
                                 190 Main Street
                          Hackensack, New Jersey 07601
                                 (201) 928-1000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   May 6, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 3d-1 (e), 13d-1(f) or 13d-1 (g), check the following box / /.

                              Page 1 of 18 Pages

CUSIP No. 448947-10-1               13D                 Page  2  of  18  Pages
          -----------                                        ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

               Howard S. Jonas
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

          OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to     / /
     Items 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

               United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting
 Person With                     8,068,548
                             --------------------------------------------------
                              (8) Shared Voting
                                    Power

                                 5,268,740
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power

                                 4,962,169
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power

                                 5,268,740
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

               13,337,288
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

               40.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

               IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 448947-10-1               13D                 Page  3  of  18  Pages
          -----------                                        ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

               The Jonas Family Limited Partnership
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

          OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to     / /
     Items 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

               New Jersey
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting
 Person With
                             --------------------------------------------------
                              (8) Shared Voting
                                    Power
                                 14,242
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power

                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power

                                 14,242
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       14,242
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

          Less than 0.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

          PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 448947-10-1               13D                 Page  4  of  18  Pages
          -----------                                        ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

               Howard S. Jonas 1996 Annuity Trust
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

          OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to     / /
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

               New York
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting
 Person With
                             --------------------------------------------------
                              (8) Shared Voting
                                    Power

                                 3,695,270
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power

                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power

                                 3,695,270
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       3,695,270
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

           11.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

               OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 448947-10-1               13D                 Page  5  of  18  Pages
          -----------                                        ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

               Howard S. Jonas 1998 Annuity Trust
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

          OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to     / /
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

          New York
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting
 Person With
                             --------------------------------------------------
                              (8) Shared Voting
                                    Power

                                 1,559,228
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power

                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power

                                 1,559,228
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

               1,559,228
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

               4.8%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

               OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.  Security and Issuer

    This statement relates to the common stock, par value $0.01 per share ("Common Stock"), of IDT Corporation ("IDT"). The principal executive offices of IDT are located at 190 Main Street, Hackensack, New Jersey 07601.

Item 2. Identity and Background

    (a) This statement is filed by Howard S. Jonas, The Jonas Family Limited Partnership, the Howard S. Jonas 1996 Annuity Trust and the Howard S. Jonas 1998 Annuity Trust (collectively, the "Reporting Persons").

    (b) The business address of each of the Reporting Persons is 190 Main Street, Hackensack, New Jersey 07601.

    (c) The present principal occupation of Mr. Jonas is Chief Executive Officer of IDT, located at 190 Main Street, Hackensack, New Jersey 07601. The business of each of the other Reporting Persons is to hold certain assets for the benefit of Mr. Jonas and members of his family.

    (d) During the last five years, none of the Reporting Persons or none of the general partners or trustees of any of them has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) During the last five years, none of the Reporting Persons or none of the general partners or trustees of any of them was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) Mr. Jonas is a citizen of the United States of America. The Jonas Family Limited Partnership was organized under the laws of the State of New Jersey. Each of the Howard S. Jonas 1996 Annuity Trust and the Howard S. Jonas 1998 Annuity Trust was organized under the laws of the State of New York.

Item 3. Source and Amount of Funds or Other Consideration

    On April 7, 1998, IDT entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which the parties thereto have agreed that a wholly owned subsidiary of IDT will be merged with and into InterExchange, Inc., a Delaware corporation ("IX"), and IX will become a wholly owned subsidiary of IDT. The Merger Agreement is included as Exhibit 2 hereto and incorporated herein by reference.

    Pursuant to the Merger Agreement, all of the outstanding shares of the common stock of IX were exchanged for an aggregate of 3,242,323 newly issued shares

(the "IDT Shares") of the Common Stock and $20 million in cash, which was funded out of IDT's working capital.

    Pursuant to the Merger Agreement, 3,106,379 of the IDT Shares (the "Proxy Shares") are subject to absolute restrictions on transferability (the "Lock-Ups"). On October 7, 1998 and on each October 7 thereafter through and including October 7, 2002, the Lock-Ups will expire with respect to 20% of the Proxy Shares originally issued. Pursuant to the Merger Agreement, Mr. Jonas was given proxies to vote the Proxy Shares (the "Proxies") until such time as the Lock-Ups expire with respect to such shares. The Proxies are included as Exhibit 3 hereto and incorporated herein by reference.

Item 4. Purpose of Transaction

    Pursuant to the Merger Agreement and proxies signed by certain stockholders, Mr. Jonas beneficially owns 3,106,379 shares of the IDT Shares for the purpose of exercising voting rights on such shares during the time they remain subject to the Lock-Ups.

    Except as described above, Mr. Jonas does not presently have any plan or proposal that relates to or would result in:

    (a) the acquisition by any person of additional securities of IDT, or the disposition of securities of IDT;

    (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving IDT or any of its subsidiaries;

    (c) a sale or transfer of a material amount of assets of IDT or any of its subsidiaries;

    (d) any change in the present Board of Directors or management of IDT;

    (e) any material change in the present capitalization or dividend policy of IDT;

    (f) any other material change in IDT's business or corporate structure;

    (g) changes in IDT's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of IDT by any person;

    (h) causing a class of securities of IDT to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) a class of equity securities of IDT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

    (j) any action similar to any of those enumerated in (a)-(i) above.

Item 5. Interest in Securities of the Issuer

    (a) As of the date hereof, Mr. Jonas beneficially owns 13,337,288 shares of Common Stock, consisting of (i) the Proxy Shares and (ii) 10,230,909 shares of Class A Stock, par value $0.01 per share, convertible into shares of Common Stock on a one-for-one basis, consisting of (a) 4,962,169 shares held by Mr. Jonas directly, (b) 14,242 shares held and also beneficially owned by The Jonas Family Limited Partnership, (c) 3,695,270 shares held and also beneficially owned by the Howard S. Jonas 1996 Annuity Trust and (d) 1,559,228 shares held and also beneficially owned by the Howard S. Jonas 1998 Annuity Trust. Mr. Jonas is the General Partner of The Jonas Family Limited Partnership and the Trustee of each of the Howard S. Jonas 1996 Annuity Trust and the Howard S. Jonas 1998 Annuity Trust.

    (b) As of the date hereof, Mr. Jonas has the sole power to vote the Proxy Shares until such time as the Proxies expire, as described in Item 3, above. Mr. Jonas does not have power to dispose or to direct the disposition of the Proxy Shares.

    Mr. Jonas has the sole power to cast or to direct the casting of three votes per share on 4,962,169 shares of Class A Stock he directly owns and has the sole power to dispose or to direct the disposition of such shares. Mr. Jonas has the shared power to cast or to direct the casting of three votes per share on 5,268,740 shares of Class A Stock he beneficially owns through The Jonas Family Limited Partnership, the Howard S. Jonas 1996 Annuity Trust and the Howard S. Jonas 1998 Annuity Trust, and has the shared power to dispose or to direct the disposition of such shares.

    Each of The Jonas Family Limited Partnership, the Howard S. Jonas 1996 Annuity Trust and the Howard S. Jonas 1998 Annuity Trust shares with Mr. Jonas the power to cast or to direct the casting of three votes per share on the respective number of shares each of them beneficially owns and shares the power to dispose or to direct the diposition of such shares.

    (c) Except as described in Item 3 above, no transactions in the Common Stock were effected by any of the Reporting Persons during the 60 days prior to the date of this Schedule 13D.

    (d) Pursuant to the Merger Agreement, each holder of the Proxy Shares, has the right to receive or to direct the receipt of dividends from such shares. Mr. David Turock, a holder of Proxy Shares, is the beneficial owner of more than 5% of the Common Stock.

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    Pursuant to the Merger Agreement, stockholders of the Proxy Shares have granted Mr. Jonas the Proxies, and have agreed to be subject to the Lock-ups as described in Item 3 above.

Item 7. Material to Be Filed as Exhibits.

    1. Joint Filing Agreement dated May 15, 1998 among Howard S. Jonas, The Jonas Family Limited Partnership, Howard S. Jonas 1996 Annuity Trust and Howard S. Jonas 1998 Annuity Trust.

    2. Agreement and Plan of Merger, dated April 7, 1998 (incorporated by reference from Exhibit 2.1 to IDT's Current Event Report on Form 8-K, as filed with the Securities and Exchange Commission on April 22, 1998).

    3. Proxies of Eric Hecht, Richard Robbins, David Turock, Mary Jo Altom, Lisa Mikulynec, Wai Nam Tam and Bradley Turock, dated April 7, 1998.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 15, 1998


                                   /s/ Howard S. Jonas
                                   -----------------------------------
                                   Howard S. Jonas




                                   The Jonas Family Limited Partnership


                                   By: /s/ Howard S. Jonas
                                   -----------------------------------
                                   Name: Howard S. Jonas
                                   Title: General Partner




                                   Howard S. Jonas 1996 Annuity Trust

                                   By: /s/ Howard S. Jonas
                                   -----------------------------------
                                   Name: Howard S. Jonas
                                   Title: Trustee




                                   Howard S. Jonas 1998 Annuity Trust

                                   By: /s/ Howard S. Jonas
                                   -----------------------------------
                                   Name: Howard S. Jonas
                                   Title: Trustee